7 October 2002

02 OCT 25 AM 9:03

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

SUPPL

02055395

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

dlw 10/29

On 4 October 2002, Severn Trent Plc was informed that the Trustees of the Severn Trent Plc Employee Share Ownership Trust (the "Trust") had acquired, on that day, 313,172 Ordinary shares of 65 5/19 pence each in Severn Trent Plc (the "Company") at a price of £6.43 per share. The shares were acquired for use in connection with the Severn Trent Plc Long Term Incentive Plan (the "Plan"). As beneficiaries of the Trust and participants in the Plan, the Executive Directors, J K Banyard, M J Bettington, B Duckworth, A S Perelman and R M Walker have an interest in the shares for the purposes of Section 324 of the Companies Act 1985.

www.severntrent.com